

Mail Stop 4628

August 16, 2017

William Pate
Chief Executive Officer
Par Pacific Holdings, Inc.
800 Gessner Road, Suite 875
Houston, Texas 77024

> **Re:  Par Pacific Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Response dated July 25, 2017**
> **File No. 001-36550**

Dear Mr. Pate:

We have reviewed your July 25, 2017 response to our comment letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2017 letter.

Form 10-K for the Fiscal Year ended December 31, 2016

Properties, page 35

Proved Undeveloped Reserves, page 37

1.  We note your response to prior comment 1 and the illustration in Exhibit A of your proposed disclosure revisions regarding investments and progress made during 2016 to convert proved undeveloped reserves to proved developed reserves.

    You indicate the capital expenditures incurred during 2016 for development of proved undeveloped reserves were less than originally anticipated due to significantly lower than expected natural gas prices and suspension of the one-rig drilling program.  However, your proposed disclosure revisions do not address the impact of the acquisition that occurred in March 2016, and the resulting adjustments that were made to the development plan to focus on probable reserves that were believed to have more favorable economics compared to other locations previously booked as PUDs, as noted in your response to comment 3 issued June 14, 2017.

Please further revise your disclosure to address these and any other factors effecting the development plans and progress toward converting the 2016 proved undeveloped reserves, also with regard to the capital spending plan for 2017. The language regarding the $31 million capital spending plan of Laramie Energy for 2017 should also be modified to clarify your portion of this expenditure (also with respect to the 19,121 MMcfe of proved undeveloped reserves), which you indicated would be $13.2 million, in your response to prior comment 3 issued June 14, 2017.

2.      We note your response to prior comments 2 and 3 and the information provided supplementally in Exhibits B and C regarding the dates used in the development schedules as of December 31, 2013, 2014 and 2015. However, it is unclear whether the development dates in Exhibit C, which are referred to as "drill" dates, coincide with the dates that the classification of the reserves for the wells would be changed from undeveloped to developed status. Please tell us the dates upon which each of the locations listed in Exhibit B with proved undeveloped reserves initially disclosed at December 31, 2013 that are scheduled for development in 2019 and 2020 will be reclassified from undeveloped to developed status based on the definition of developed oil and gas reserves in Rule 4-10(a)(6) of Regulation S-X.

Please also explain how your expectations correlate with the sequence of activity encompassed in the development plan for each well, considering the number of wells per pad and intervals between drill dates, fracturing dates and completion dates.

3.      We note that among the 161 wells that are scheduled to be developed in 2019, 22 were initially booked December 31, 2013, not including the 11 wells that you indicate will be spud on January 1, 2019. We also note that 4 of the 22 do not appear on the list of wells at Exhibit C, which you previously identified as locations scheduled to be developed more than five years after initial disclosure, as of December 31, 2016. Tell us the proved undeveloped reserves relating to the four additional wells with an initial disclosure date of December 31, 2013, and explain why these do not appear among the wells listed in Exhibit C or the reserve figure in footnote 1 to Exhibit B. Also provide us with details about prior changes in scheduled development dates for these four additional wells and the eleven wells referenced in footnote 1 to Exhibit B, comparable to those in Exhibit C.

4.      Tell us the undiscounted future net revenue and the PV-10 for each of the proved undeveloped locations initially disclosed as of December 31, 2013 that are scheduled for development in 2019 and 2020, as identified in Exhibit B.

William Pate
Par Pacific Holdings, Inc.
August 16, 2017
Page 3

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. You may contact me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources

cc:     James Matthew Vaughn
        Senior Vice President and General Counsel